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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                    SCHEDULE 13E-4
                            ISSUER TENDER OFFER STATEMENT
                         (PURSUANT TO SECTION 13(E)(1) OF THE
                           SECURITIES EXCHANGE ACT OF 1934)

                             FLEET FINANCIAL GROUP, INC.
                                   (Name of Issuer)

                                FLEET CAPITAL TRUST I
                          (Name of Person Filing Statement)

                         DEPOSITARY SHARES, EACH REPRESENTING
        A 1/10 INTEREST IN A SHARE OF SERIES V 7.25% PERPETUAL PREFERRED STOCK
                            (Title of Class of Securities)

                                     338915 79 6
                        (CUSIP Number of Class of Securities)

    William C. Mutterperl, Esq.                  Laura N. Wilkinson, Esq.
    Senior Vice President and General Counsel    EDWARDS & ANGELL
    FLEET FINANCIAL GROUP, INC.                  2700 Hospital Trust Tower
    One Federal Street                           Providence, Rhode Island 02903
    Boston, Massachusetts 02110                  (401) 274-9200
    (617) 292-2000

    (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                                  DECEMBER 30, 1996
    (Date Tender Offer First Published, Sent or Given to Security Holders)

                              CALCULATION OF FILING FEE
    TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
     ----------------------                      --------------------
    $282,590,000                                 $56,518

*For the purpose of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, the market value of the Depositary Shares (the "Depositary Shares"), each representing a 1/10 interest in a share of Series V 7.25% Perpetual Preferred Stock, proposed to be acquired was determined by multiplying $25.69 (the average of the high and low reported prices of the Depositary Shares on the New York Stock Exchange on December 26,
1996) by 11,000,000 (the number of Depositary Shares which Fleet Capital Trust I has offered to acquire).
 [x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $86,050
Form or Registration No.: Form S-4 (as amended), Registration No. 333-16001 Filing Parties: Fleet Financial Group, Inc. and Fleet Capital Trust I
Date Filed:  November 13, 1996



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    This Issuer Tender Offer Statement (the "Statement") is being filed with the Securities and Exchange Commission (the "Commission") by Fleet Capital Trust I in connection with the filing under the Securities Act of 1933, as amended, of a registration statement on Form S-4 (Registration No. 333-16001) (the "Registration Statement") regarding an offer (the "Offer") to holders of Depositary Shares (the "Depositary Shares"), each representing a 1/10 interest in a share of Series V 7.25% Perpetual Preferred Stock (the "Preferred Stock") of Fleet Financial Group, Inc. ("Fleet"). A copy of the prospectus dated December 30, 1996 (the "Prospectus") contained in the Registration Statement filed with the Commission on December 30, 1996 is incorporated herein by reference as Exhibit 9(e). Pursuant to General Instruction B to Schedule 13E-4, certain information contained in the Prospectus is hereby incorporated by reference in answer to items of this Statement.

    References to the Prospectus are identified by the captions set forth in the Prospectus. Where substantially identical information required by Schedule 13E-4 is included under more than one caption, reference is made to only one caption of the Prospectus.

ITEM 1.  SECURITY AND ISSUER.

    (a) The name of the issuer is Fleet Financial Group, Inc., a Rhode Island corporation. The address of its principal executive office is One Federal Street, Boston, Massachusetts 02110.

    (b) The exact title of the class of securities being sought is Depositary Shares, each representing a 1/10 interest in a share of Series V 7.25% Perpetual Preferred Stock of Fleet. Reference is made to "Prospectus Summary" and "The Offer--Terms of the Offer" and "--Conditions to the Offer" in the Prospectus, which are incorporated herein by reference, for the amount of securities outstanding and being sought and the consideration being offered therefor. No Depositary Shares will be acquired from officers, directors or affiliates of Fleet other than pursuant to the terms of the Offer.

    (c) Reference is made to "Price Range of Depositary Shares" in the Prospectus, which is incorporated herein by reference.

    (d) The name of the person filing this statement is Fleet Capital Trust I (the "Trust"), a newly organized statutory business trust organized under the laws of the State of Delaware. The address of its principal office is c/o Fleet Financial Group, Inc., One Federal Street, Boston, Massachusetts 02110. The Trust has been organized by Fleet for the purpose of effecting the Offer. Reference is made to "Prospectus Summary" and "The Trust" in the Prospectus, which are incorporated herein by reference.

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ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) Reference is made to "The Offer--Terms of the Offer," "Description of the Preferred Securities," "Description of the Preferred Securities Guarantee," "Description of the Junior Subordinated Debentures" and "Relationship Between the Preferred Securities, the Junior Subordinated Debentures and the Preferred Securities Guarantee" in the Prospectus, which are incorporated herein by reference.

    (b)  Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

    Reference is made to "The Offer--Reason and Purpose of the Offer" and "--Terms of the Offer" in the Prospectus, which are incorporated herein by reference. Depositary Shares acquired pursuant to the Offer will be delivered to Fleet. See "Description of the Preferred Stock and Depositary Shares" in the Prospectus, which is incorporated herein by reference.

    (a) Fleet may acquire various Fleet securities from time to time in the future and expects to issue various Fleet securities from time to time, in each case for general or special corporate purposes.

    (b)-(d)  None.

    (e) Reference is made to "Capitalization" in the Prospectus, which is incorporated herein by reference.

    (f)-(j)  None.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

         None.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

         None.

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ITEM 6.  PERSON RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Reference is made to "The Offer--Exchange Agent and Information Agent," "--Dealer Managers; Soliciting Dealers" and "Fees and Expenses; Transfer Taxes" in the Prospectus, which are incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

    (a) Reference is made to "Capitalization," "Selected Consolidated Financial Data of Fleet Financial Group, Inc." and "Incorporation of Certain Documents by Reference" in the Prospectus, which are incorporated herein by reference.

    (b) Reference is made to "Capitalization" in the Prospectus, which is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

    (a)  None.

    (b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the Offer other than compliance with the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder including, without limitation, Rule 13e-4 promulgated thereunder, the Trust Indenture Act of 1939, as amended, and the requirements of state securities or "blue sky" laws.

    (c)  Not applicable.

    (d)  None.

    (e)  None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

A list of exhibits filed herewith is contained in the Index to Exhibits, which is incorporated herein by reference.

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                                      SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 1996
                                            FLEET CAPITAL TRUST I


                                            By: /s/ John R. Rodehorst
                                               -----------------------
                                               Name:  John R. Rodehorst
                                               Title: Trustee






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                                  INDEX TO EXHIBITS

Exhibit No.                             Description
-----------                             -----------

9(a)(i)                  Letter of Transmittal

9(a)(ii)                 Notice of Guaranteed Delivery

9(a)(iii)                Letter to Brokers, Dealers, Commercial Banks, Trust
                         Companies and Other Nominees

9(a)(iv)                 Letter to Clients

9(a)(v)                  Letter to Holders of Depositary Shares

9(a)(vi)                 Questions and Answers Regarding Offer

9(a)(vii)                Notice of Offer

9(d) Tax Opinion of Edwards & Angell (incorporated by reference to Exhibit 8 to Fleet's and the Trust's Registration Statement on Form S-4 (Registration No. 333-16001) (the "Registration Statement on Form S-4"))

9(e) Prospectus dated December 30, 1996 (incorporated by reference to the Registration Statement on Form S-4)